SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 10, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4631

Washington, D.C.  20549

Attention:  Mr. Dieter King

Re:                             Broadwind Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 2, 2009

SEC File No. 333-162790

Broadwind Energy, Inc.

Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

SEC File No. 001-34278

Broadwind Energy, Inc.

Quarterly Report on Form 10-Q

For the Period Ended September 30, 2009

Filed November 2, 2009

SEC File No. 001-34278

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (“Broadwind” or the “Company”), we are writing in response to the comment letter, dated December 9, 2009 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1, Registration No. 333-162790, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2009 (as so amended, the “Registration Statement”).  Concurrently herewith, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein.  For your convenience, four (4) courtesy copies of this letter and Amendment No. 3, which have been marked to show the changes from Amendment No. 2 to the Registration Statement as filed on December 2, 2009, are also being delivered to Mr. Dieter King.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.  Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on December 2, 2009; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2 unless otherwise noted.

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Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 25

1.              We have read your response to comment 6 from our letter dated November 25, 2009.  Please briefly discuss with quantification in the narrative section below the capitalization table or in another section of the filing the positive impact that the debt repayment would have on a pro forma basis to your net loss for the year ended December 31, 2008 and the interim nine months ended September 30, 2009 due to the decrease in interest expense.

Response:

The Company has revised its disclosure on page 25 to reflect the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.              We have read your response to comment 14 from our letter dated November 25, 2009.  On pages 37 and 41, please disclose with quantification the business reasons for changes between periods in Corporate and Other selling, general and administrative expenses.

Response:

The Company has revised its disclosure on pages 37 and 41 to reflect the Staff’s comment.

Liquidity, Financial Position and Capital Resources, page 49

3.              We have read your response to comment 20 from our letter dated November 25, 2009.  It appears based upon your disclosures in the filing that you have required several waivers and amendments of various debt agreements.  Please consider the need to include more detailed information in the filing regarding each of your material debt covenants, including a comparison of the ratios/amounts required under these covenants and your actual ratios/amounts.  Please also consider disclosing how each covenant is computed.  Also, if EBITDA as defined in your debt agreements includes other adjustments, please retitle it accordingly and disclose the additional adjustments made.  One choice may be to retitle it as Adjusted EBITDA.

Response:

The Company has revised its disclosure on pages 54-57 and page 59 to reflect the Staff’s comment. The Company has considered whether to include actual ratios or amounts in the disclosure.  In light of the fact that each of the covenants is measured at the subsidiary level and the Company does not report results at the subsidiary level, the Company has not included such disclosure but respectfully submits that its qualitative disclosures provide sufficient information to potential investors regarding its ability to comply with material covenants, particularly in light of the anticipated significant reduction in outstanding indebtedness and enhanced cash position as a result of the proposed offering.

Interim Financial Statements—September 30, 2009

General

4.              Please address the comments below on your annual financial statements in your interim financial statements as well.

Response:

The Company has revised the disclosures in this filing where applicable in response to the Staff’s comment.

Financial Statements—December 31, 2008

21. Segment Reporting, page F-71

5.              We have read your response to comment 40 from our letter dated November 25, 2009.  You indicate that you have aggregated your five operating businesses into two reportable segments.  Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation.  In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated.  Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  Please ensure that you also show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary.  Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

Response:

The Company is providing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, the requested information regarding its determination that each of its operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation.  In accordance with Rule 12b-4, the Company requests that these materials be returned promptly following completion of the Staff’s review thereof.

Form 10-K For the Fiscal Year Ended December 31, 2008

Form 10-Q For the Period Ended September 30, 2009

General

6.              Please address the comments above in your future 1934 Act filings as applicable.

Response:

The Company confirms that it will so revise future filings in response to the above comments.

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Thank you for your prompt attention to the Company’s responses.  If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

cc:                                 J.D. Rubin (Broadwind Energy)
Michael Kaplan (Davis Polk & Wardwell LLP)